FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                       Report of Foreign Private Issuer

                       Pursuant to Rule 13a-16 or 15d-16
                       of the Securities Exchange Act of
                                     1934


                               June 06, 2006

                       Commission File Number 001-14978


                              SMITH & NEPHEW plc
                              (Registrant's name)


                                15 Adam Street
                           London, England WC2N 6LA
             (Address of registrant's principal executive offices)


     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

               Form 20-F  X                   Form 40-F
                         ---                            ---

     [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

               Yes                            No  X
                   ---                           ---

     [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

               Yes                            No  X
                   ---                           ---

     [Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.]

               Yes                            No  X
                   ---                           ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                                 Smith & Nephew plc
                                                 (Registrant)


Date: June 06, 2006
                                                  By:   /s/ Paul Chambers
                                                        -----------------
                                                 Paul Chambers
                                                 Company Secretary








 NOTIFICATION OF MAJOR INTERESTS IN SHARES



1. Name of company



Smith & Nephew plc



2. Name of shareholder having a major interest



The Capital Group Companies, Inc.



3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18



Non-beneficial



4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them




Capital Guardian Trust Company:

State Street Nominees Ltd   1,389,550

Bank Of New York Nominees Ltd   1,794,043

Northern Trust 72,200

Chase Manhattan Bank Australia Ltd   8,500

Chase Nominees Ltd   8,330,610

BT Globenet Nominees Ltd   424,600

Midland Bank plc   1,146,300

Cede & Co 142,500

Deutsche Bank Mannheim 4,500

Bankers Trust 294,800

Barclays Bank 18,900

Brown Bros 25,500

Nortrust Nominees 2,819,674

MSS Nominees Ltd   64,700

State Street Bank & Trust Co  138,100

Deutsche Bank AG 3,600

Citibank NA 32,000

HSBC Bank plc  2,900

Mellon Bank NA 109,000

ROY Nominees Ltd   4,600

Mellon Nominees (UK) Ltd   525,200

Bank One London   9,700

HSBC 5,200

JP Morgan Chase Bank   951,633



Capital International Ltd:

State Street Nominees Ltd   21,700

Bank of New York Nominees  713,606

Northern Trust   281,644

Chase Nominees Ltd   784,845

Midland Bank plc   38,200

Morgan Guaranty  77,500

Nortrust Nominees  447,872

State Street Bank & Trust Co   89,600

Citibank   263,700

Deutsche Bank AG   24,700

HSBC Bank plc  286.865

Mellon Bank NA 28,700

KAS UK 24,100

Bank One London  31,300

Raiffeisen Zentral Bank 244,400

Fortis Bank   10,500

Metzler Seel Sohn & Co.   6,500

Nordea Bank   57,000

Bayerische Hypo Und Vereinsbank AG   9,600



Capital International SA:

Chase Nominees Ltd   324,600

Midland Bank plc 6,900

Pictet & Cie 34,700

State Street Bank & Trust Co 30,300

Lloyds Bank 14,800

HSBC Bank plc 98,200

JP Morgan Chase Bank 10,800

Metzler Seel Sohn & Co.   10,200



Capital Research and Management Company:

State Street Nominees Ltd  18,043,000

Chase Nominees Ltd   91,269,800

JPM Nominees Ltd 20,000

State Street Bank & Trust Co 182,000



Capital International Inc

Nortrust Nominees 63,600

HSBC Bank plc 34,900



5. Number of shares / amount of stock acquired



Not disclosed



6. Percentage of issued class



Not disclosed



7. Number of shares / amount of stock disposed



................................................................



8. Percentage of issued class



................................................................



9. Class of security



Ordinary shares of US 20 cents



10. Date of transaction



05.06.06



11. Date company informed



06.06.06



12. Total holding following this notification



131,904,442



13. Total percentage holding of issued class following this notification



14.01%



14. Any additional information



................................................................



15. Name of contact and telephone number for queries



Phil Higgins - Assistant Company Secretary

020 7960 2228



16. Name and signature of authorised company official responsible for making this notification


Phil Higgins - Assistant Company Secretary


Date of notification


06.06.06



The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.